FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 001-33136

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

September 7, 2010	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

Exh. No.	Description
99.1	Press Release ("EXETER INCREASES CASPICHE RESOURCE") dated April 6, 2010
99.2	Press Release ("NR 10-12") dated April 8, 2010

EXHIBIT 99.1

For Immediate Release: NR 10-11

EXETER INCREASES CASPICHE RESOURCE TO:

INDICATED - 14.3 MILLION OUNCES GOLD + 3.5 BILLION POUNDS COPPER
 INFERRED - 10.0 MILLION OUNCES GOLD + 2.9 BILLION POUNDS COPPER

Vancouver, B.C., April 6, 2010 - Exeter Resource Corporation (NYSE-AMEX:XRA, TSX:XRC, Frankfurt:EXB - "Exeter" or the "Company") is pleased to provide an updated National Instrument 43-101 compliant mineral resource estimate for its Caspiche Project. The new estimate is based on drilling to the end of 2009 and assay data to February 5th, 2010. The new resource shows an increase of 23% in gold content over the October 2009 resource; 14% contributed by the new drilling and 9% contributed by AMEC’s change to higher long term metal prices. 59% of the contained ounces of gold now report to the indicated resource category.

The new indicated resource comprises 785 Mt (million metric tons) at a grade of 0.57 g/t gold (grams per metric ton) and 1.33 g/t silver, including 690 Mt at a grade of 0.23% copper. This equates to in-situ indicated resources of 14.3 M (million) ounces of gold, 33.6 M ounces of silver and 3.5 billion pounds of copper (a total of 23.9 M gold equivalent ounces*).

In addition to the indicated resource, is an inferred resource of 688 Mt at a grade of 0.45 g/t gold and 1.21 g/t silver, including 675 Mt at a grade of 0.19% copper. This equates to in-situ inferred resources of 10.0 M ounces of gold, 26.7 M ounces of silver and 2.9 billion pounds of copper (a total of 17.8 M gold equivalent ounces*). The new inferred resource contains a substantial component of new material (not previously estimated).

TABLE 1: Indicated and Inferred Mineral Resource Estimate for
Open Pit Mining Combined with Underground Mining Scenario

Category	Source Material	Gold Equivalent Cut-off (g/t)	Million Metric Tonnes (Mt)	Gold (g/t)	Gold (Million Ounces)	Copper (%)	Copper (Billion pounds)	Silver (g/t)	Silver (Million Ounces)	Gold Equivalent (g/t)	Gold Equivalent* (Million Ounces)
Indicated	Open Pit Oxide	0.2	95	0.46	1.4	0.01	0.0	1.84	5.6	0.46	1.4
Indicated	Open Pit Sulphide	0.3	482	0.58	9.0	0.20	2.2	1.24	19.1	0.97	15.0
Indicated	Underground Sulphide**	NA*	208	0.59	3.9	0.29	1.3	1.32	8.8	1.13	7.5
TOTAL INDICATED			785	0.57	14.3	0.20	3.5	1.33	33.6	0.95	23.9
Inferred	Open Pit Oxide	0.2	13	0.30	0.1	0.01	0.0	1.94	0.8	0.30	0.1
Inferred	Open Pit Sulphide	0.3	377	0.44	5.3	0.15	1.2	1.16	14.1	0.71	8.6
Inferred	Underground Sulphide**	NA*	298	0.47	4.5	0.25	1.6	1.23	11.8	0.95	9.1
TOTAL INFERRED			688	0.45	10.0	0.19	2.9	1.21	26.7	0.81	17.8

TABLE 2: Indicated and Inferred Mineral Resource Estimate for Open Pit Mining of the Oxide Resource Only Combined with Underground Mining of the Central Higher Grade Zone

Category	Source Material	Gold Equivalent Cut-off (g/t)	Million Metric Tonnes (Mt)	Gold (g/t)	Gold (Million Ounces)	Copper (%)	Copper (Billion pounds)	Silver (g/t)	Silver (Million Ounces)	Gold Equivalent (g/t)	Gold Equivalent*(Million Ounces)
Indicated	Open Pit Oxide	0.2	70	0.51	1.2	0.01	0.0	1.84	4.1	0.52	1.2
Indicated	Underground Sulphide**	NA*	398	0.73	9.4	0.29	2.6	1.37	17.6	1.28	16.4
TOTAL INDICATED			469	0.70	10.6	0.25	2.6	1.44	21.7	1.17	17.6
Inferred	Open Pit Oxide	0.2	5	0.37	0.1	0.01	0.0	1.94	0.3	0.37	0.1
Inferred	Underground Sulphide**	NA*	234	0.63	4.8	0.28	1.5	1.47	11.0	1.16	8.7
TOTAL INFERRED			239	0.63	4.8	0.28	1.5	1.48	11.3	1.15	8.8

In calculating the resources AMEC considered two mining scenarios: firstly mining from a single large open pit, and secondly, an open pit followed by underground mining by block cave methods (a technique commonly used in mines in Chile). As the mineral endowment was similar for both scenarios AMEC selected the ‘Open Pit Mining Combined with Underground Mining’ scenario as presented in Table 1 as the base case for the project. This presentation is consistent with the preferred extraction scenario developed by our engineering consultants NCL Ingenieria y Construccion (NCL), a firm commissioned to undertake conceptual mining and infrastructure studies for Exeter’s internal evaluation purposes.

Exeter’s Chairman, Yale Simpson, stated “We are very pleased with the results from our ongoing drilling of the Caspiche Porphyry. The new resource estimate, calculated by independent engineering firm, AMEC International (Chile) S.A., delivers on our stated goals of expanding the resource base, and concurrently converting the best mineralized zone of the resource into the higher confidence indicated category.

“The Table 2 presentation of the resource is derived from applying an elevated cut-off grade of 1.0 g/t AuEq to the central higher grade zone. The size of this zone and its continuity into the upper portion of the deposit demonstrates the remarkably cohesive character of the zone. This area of higher grades should allow flexibility in mine scheduling, particularly in maintaining head grades during the early years of mining.

“Part of the increased size of the resource is attributed to recently identified mineralized areas, including the new MacNeill Zone, immediately west of the known resource. In addition, AMEC is now using higher metal prices for their resource calculations. The new long term metal price assumptions are $950/oz gold (formerly $825/oz) and $2.30/lb. copper (formerly $2.07/lb.). The choice of these prices was an independent determination by AMEC. The effect of the increased gold price on total gold is the addition of 0.8 M oz. to the indicated resource and 1.0 M oz. to the inferred resource. The effect of the new assumptions on tonnage is to increase the tonnages for indicated and inferred resources by 6.4% and 15.4% respectively.

“The size of the Caspiche resource on a ‘gold equivalent’ basis demonstrates the significant contribution of copper to the resource.  While primarily a gold-rich porphyry system, copper contributes approximately 40% of the value of the metal endowment of the deposit.

“The calculated silver endowment of the system in the indicated and inferred categories is 33.6 M ounces and 26.7 M ounces respectively. Silver could, in fact, constitute an important by-product credit as we progress our project studies. However it should be noted that the impact of silver was not considered in the gold equivalent calculation or in the optimisation of the mining shells to define the new resources. Exeter`s preference was to focus on the primary value drivers.”

Six rigs are scheduled to continue drilling at Caspiche, at least until the onset of the southern winter in May, 2010. The Company has already completed over 10,000 metres of additional drilling since the February 16, 2010 data cut-off date for the resource estimate.

The drilling program retains two objectives: to continue the expansion of the deposit through step out drilling, and to complete the upgrade of the higher grade central zone to “indicated resource” status or better.  A final resource estimate for the 2009/2010 season is expected late Q3-2010.

Metallurgy, engineering, water, infrastructure and environmental studies are continuing. An update on these studies is included in the NI43-101 report which will be filed on SEDAR and posted to the Company’s website shortly.

Click here to view related plan and sections

*AMEC chose to report the resource above a Au equivalent cutoff.  For this they used prices of US$950/oz for Au and $2.30/lb for Cu.  The formula used to calculate Au equivalents is Au(g/t) + Cu (%) * (Cu Price [$/lb]/Au Price [$/oz]) * (Rec Cu/Rec Au)*0.06857*10000.  Where Rec = % recovery and 0.06857 = conversion g*lb/oz. Au and Cu are the block kriged Au and Cu grades.  Projected metallurgical recoveries were 75% and 85% for Au and Cu respectively in sulphide material and 50% for Au in the oxide zone.  Recoveries are based on benchmarking of similar deposits.

**The underground resource shell is defined assuming a block caving mining method and appropriate mining costs.  The block caving mining method does not permit any selectivity during the mining process and all material within the underground resource shell is therefore considered a resource.

Resource Estimate Methodology
This updated National Instrument 43-101 (“NI 43-101”) compliant resource estimate for the Caspiche porphyry follows a previous estimate announced on October 19, 2009.

The mineral resource estimate was prepared under the supervision of Mr. Rodrigo Marinho, CPG-AIPG, AMEC Principal Geologist, and Daniel Silva AMEC Junior Geostatistician. The mineral resource estimates were prepared under Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (2005) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2003).  Mr. Marinho is “independent” and a “qualified person” as such terms are defined in NI 43-101.

A total of 38,051 metres (“m”) of drilling, including 85 drill holes completed by both Exeter and earlier third parties, was used in the preparation of this mineral resource estimate. The cut-off date for drill hole information in the resource model database was February 5, 2010.

Exeter provided AMEC with solid models, surfaces and density data representing the major lithological, alteration and weathering boundaries. These data were checked, validated and subsequently used to provide the main support for the selection of estimation domains. AMEC estimated gold, total copper and silver resources using Ordinary Kriging (“OK”) following extensive exploratory data analysis, variography and capping of outlier values.

Click here to view Figure 4 for the AMEC Mineral Resource Statement.

To determine prospects of economic extraction the results were tabulated and reported within several permutations of break-even whittle open pit and/or underground resource shapes. Only mineralized material contained within the mining shells has been reported as mineral resources.  Mining and process costs and process recoveries were estimated from benchmark studies of similar projects in Chile.

Table 1 represents AMEC’s current “base case” or preferred extraction scenario optimized against a marginal cutoff.  Each block was evaluated to determine if the block could be potentially mined by open pit (using a Lerchs-Grossman optimization using Whittle® version 4) or by underground block caving (using AMEC’s internal floating stopes program).

Table 2 is a scenario prepared by AMEC that considers an optimization of an open pit for the oxide material only, and then using its in-house floating stope program to optimize a block caving option underneath the pit surface.  This block cave is designed to target higher grade resources that occur in the center of the deposit, using contour polygons with a cut-off of 1.0 g/t AuEq.  This contouring is not a grade shell or cut-off that ignores all blocks below the threshold used.  Instead, as the block caving mining method does not permit any selectivity during the mining process, all material within the underground resource shell is considered part of the resource.

The cut-off was calculated based on gold equivalent values using gold and copper only and was determined separately for oxide and sulphide material.

Exeter’s current 2009/2010 drilling campaign added thousands of metres of new information, confirming mineralization and grade continuity. Also, in October 2009, AMEC did a drill hole spacing study for the Caspiche deposit that determined the drill hole spacing required to convert resources to the Measured and Indicated Resource categories.

Following this work, a mathematical script was written to classify the resource into measured, indicated and inferred categories based on the results of the drill hole spacing study and drilling to date. This was further refined by a manual smoothing pass that removed isolated blocks or pools of blocks of one category within a different one.  AMEC designed polygons by benches every 6 metres to control this.  In AMEC’s opinion, the geological data and economic parameters are suitable for calculating Inferred and Indicated Mineral Resources.

The block model consists of regular blocks (25 m x 25 m x 12 m) and is rotated to a 057 degrees azimuth.  The estimation plan for gold is the same for oxide and sulphide domains.  The estimation plan for all elements includes restricted searches for high grade values and a multi-pass approach.  The estimation plan for copper includes a hard boundary between the oxide and sulphide boundary. Inter domain boundaries and sample sharing were determined based on geological relationships, contact profiles and statistical analysis. AMEC validated the Caspiche model using summary statistics checking for global estimation bias, drift analysis, and visual inspection.  AMEC also generated a nearest neighbour (NN) model to validate the OK model.  Grade variation between estimates for both methods was considered acceptable.

AMEC is currently finalizing a NI 43-101 compliant technical report, which will be available shortly on SEDAR at www.sedar.com and on the Company’s website noted below. Technical reports summarizing past work programs at Caspiche are also available on SEDAR and the Company’s website.

Justin Tolman, Exeter’s Caspiche Project Manager and a “qualified person” within the definition of that term in NI 43-101, has supervised the preparation of the technical information contained in this news release.

About Exeter
Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The Company has C$43 million in its treasury.

The Caspiche gold-copper discovery is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Drilling to expand and upgrade the existing resource is expected to continue until the onset of winter in May.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh
President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, permitting submission and timing and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with the ability to obtain any necessary approvals, waivers, consents and other requirements necessary or desirable to permit or facilitate the proposed Arrangement, the risk that any applicable conditions of the proposed transaction may not be satisfied, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2009, dated March 30, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S., unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX EXCHANGE)
ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

EXHIBIT 99.2

For Immediate Release: NR 10-12

Vancouver, B.C., April 8, 2010 - Exeter Resource Corporation (NYSE-AMEX:XRA, TSX:XRC, Frankfurt:EXB - "Exeter" or the "Company") is aware of a news article quoting the Company’s chief consulting geologist with respect to potential merger activity regarding the Company’s Caspiche Project. The Company wishes to clarify that whatever comments were made were a matter of informal personal opinion by a consulting geologist and were not authorized by the Company nor does the Company endorse them. Specifically, the individual is not a spokesman for the Company on commercial matters. In addition, Exeter has a policy of not commenting on the potential future value of its share price and disclaims those statements entirely.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche gold-copper project in Chile. The Company has C$43 million in its treasury. The Caspiche gold-copper discovery is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Drilling to expand and upgrade the existing resource is expected to continue until the onset of winter in May.

On March 24, 2010 Exeter completed the spin-out of its Argentine assets into Extorre Gold Mines Limited (“Extorre”), an independent public company listed on the TSX (TSX:XG), by plan of arrangement in order to unlock the value of the high grade Cerro Moro gold-silver project in Argentina. This will allow the focused Extorre group led by Dr. Eric Roth to advance the Cerro Moro project through economic studies and permitting without the distraction of the major Caspiche gold-copper project which remains with Exeter. Concurrently Extorre will also have greater ability to explore the other promising Argentine gold projects in its portfolio.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh
President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, permitting submission and timing and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with the

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ability to obtain any necessary approvals, waivers, consents and other requirements necessary or desirable to permit or facilitate the proposed Arrangement, the risk that any applicable conditions of the proposed transaction may not be satisfied, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2009, dated March 30, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX EXCHANGE)
ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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